PRIMERO TO HOLD SPECIAL MEETING OF SHAREHOLDERS AND A MEETING OF DEBENTUREHOLDERS ON MARCH 13, 2018

Toronto, Ontario, February 9, 2018 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that it plans to hold a special meeting (the “Shareholder Meeting”) of its shareholders (the “Shareholders”) and a meeting of holders (“Debentureholders”) of its 5.75% convertible unsecured subordinated debentures (the “Primero Debentures”) due February 28, 2020 (the “Debentureholder Meeting”), on March 13, 2018 at the offices of Stikeman Elliott LLP located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9 at 9:00 a.m. (Toronto time) and 10:00 a.m. (Toronto time) respectively. Shareholders and Debentureholders of record as of the close of business on February 9, 2018 will be eligible to vote at their respective meetings.

At the Shareholder Meeting, Shareholders will be asked to consider the proposed plan of arrangement whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the outstanding shares of Primero pursuant to an arrangement agreement dated January 11, 2018 between Primero and First Majestic (the “Arrangement) as filed on SEDAR. Primero's Board of Directors unanimously recommends that Shareholders vote in favor of the proposed Transaction.

At the Debentureholder Meeting, the Debentureholders will be asked to consider the proposed amendment of the trust indenture dated February 9, 2015, between Primero and Computershare Trust Company of Canada, to accelerate the maturity date of the Primero Debentures to the next Business Day following the effective date of the Arrangement (the “Debenture Amendment”). Completion of the Arrangement is not conditional upon the approval of the Debenture Amendment.

Primero has prepared an information circular with respect to the Arrangement and the Debenture Amendment which will be mailed to Shareholders and Debentureholders of record as of February 9, 2018. The information circular will also be available on SEDAR (www.sedar.com) and the Primero website at www.primeromining.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero’s website is www.primeromining.com.

For further information, please contact:

Investor Relations
Tel: (416) 814-3160
info@primeromining.com